                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                (Amendment No. 5)*

                               WESTWOOD ONE, INC.
                               ------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   961815107
                                   ---------
                                 (CUSIP Number)

                               Angeline C. Straka
                         Vice President, Secretary and
                           Associate General Counsel

                               11 Stanwix Street

                 PITTSBURGH, PENNSYLVANIA 15222 (412) 244-2300
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                DECEMBER 31, 1996
                                ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961815107

1.   Name of Reporting Person:                        Infinity Network Inc.

     S.S. or I.R.S. Identification No. of

     Above Person:                                                 52-1859471

2.   Check the Appropriate Box if a Member of
     a Group                                                       (a)  X
                                                                       ---
                                                                   (b)
                                                                       ---

3.   SEC Use Only

4.   Source of Funds:                                              N/A

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Item 2(d) or 2(e):                       _______

6.   Citizenship or Place of Organization:                         Delaware

     Number of Shares Beneficially Owned by Reporting Person
     With:

7.   Sole Voting Power:                                            None

8.   Shared Voting Power:                                          9,145,730

9.   Sole Dispositive Power:                                       8,000,000

10.  Shared Dispositive Power:                                     None

11.  Aggregate Amount Beneficially Owned
     by Reporting Person:                                          9,145,730

12.  Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares:                               ____

13.  Percent of Class Represented by Amount                        28.8%
     in Row (11):

14.  Type of Reporting Person:                                     CO

CUSIP No. 961815107

1.   Name of Reporting Person:               Westinghouse Electric Corporation

     S.S. or I.R.S. Identification No. of

     Above Person:                                                 25-0877540

2.   Check the Appropriate Box if a Member of
     a Group                                                       (a)  X
                                                                       ---
                                                                   (b)
                                                                       ---

3.   SEC Use Only

4.   Source of Funds:                                              N/A

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Item 2(d) or 2(e):                       _______

6.   Citizenship or Place of Organization:                         Pennsylvania

     Number of Shares Beneficially Owned by Reporting Person
     With:

7.   Sole Voting Power:                                            None

8.   Shared Voting Power:                                          None

9.   Sole Dispositive Power:                                       None

10.  Shared Dispositive Power:                                     None

11.  Aggregate Amount Beneficially Owned
     by Reporting Person:                                          9,145,730

12.  Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares:                               ____

13.  Percent of Class Represented by Amount                        28.8%
     in Row (11):

14.  Type of Reporting Person:                                     CO

CUSIP No. 961815107

1.   Name of Reporting Person:               Infinity Broadcasting Corporation

     S.S. or I.R.S. Identification No. of

     Above Person:                                                 13-2766282

2.   Check the Appropriate Box if a Member of
     a Group                                                       (a)  X
                                                                       ---
                                                                   (b)
                                                                       ---

3.   SEC Use Only

4.   Source of Funds:                                              None

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Item 2(d) or 2(e):                       _______

6.   Citizenship or Place of Organization:                         Delaware

     Number of Shares Beneficially Owned by Reporting Person
     With:

7.   Sole Voting Power:                                            None

8.   Shared Voting Power:                                          None

9.   Sole Dispositive Power:                                       None

10.  Shared Dispositive Power:                                     None

11.  Aggregate Amount Beneficially Owned
     by Reporting Person:                                          9,145,730

12.  Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares:                               ____

13.  Percent of Class Represented by Amount                         28.8%
     in Row (11):

14.  Type of Reporting Person:                                     CO

CUSIP No. 961815107

This Amendment No. 5 amends and supplements the statement on Schedule 13D, dated February 14, 1994 and amended on February 10, 1995, December 8, 1995, September 20, 1996 and December 30, 1996 (the "Schedule 13D"), by Infinity Network Inc. ("INI"), a wholly-owned subsidiary of Infinity Broadcasting Corporation ("Infinity") and an indirect wholly-owned subsidiary of Westinghouse Electric Corporation ("Westinghouse") with respect to the common stock, par value $.01 per share ("Common Stock"), of Westwood One, Inc., a Delaware corporation (the "Issuer") as follows:

Item 2 is amended to report that on December 31, 1996, the merger (the "Merger") of R Acquisition Corp., a wholly-owned subsidiary of Westinghouse, with and into Infinity was completed. As a result of the Merger, Infinity became a wholly-owned subsidiary of Westinghouse and INI became an indirect wholly-owned subsidiary of Westinghouse. Westinghouse's principal business address is 11 Stanwix Street, Pittsburgh, Pennsylvania 15222.

Schedule I of Item 2 is amended by adding the attached Schedule I, which is a list of the directors and executive officers of Westinghouse, setting forth the following information with respect to each such person: (i) name, (ii) business address and (iii) present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted. Except for Robert E. Cawthorn and David K. P. Li, who are British citizens, each person identified in Schedule I hereto is a United States citizen.

Item 2 is further amended to report that during the last five years, neither Westinghouse, or, to the best of Westinghouse's knowledge, any person identified in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4 is amended to report that on February 3, 1997 a Purchase Warrant to purchase 1,000,000 shares of the Common Stock at $3.00 per share (subject to adjustment) will vest and be immediately exercisable.

On February 3, 1994, pursuant to a Securities Purchase Agreement, dated as of November 4, 1993, between the Issuer and INI, INI purchased a warrant to purchase, for a period of ten years after February 3, 1994, up to an aggregate of 3,000,000 shares of the Common Stock at an exercise price of $3.00 per share, subject to adjustment (the "Purchase Warrant"). The Purchase Warrant will become exercisable in three equal annual installments of 1,000,000 shares commencing on February 3 of each of 1995, 1996 and 1997, subject to adjustment in certain events as set forth therein. The Purchase Warrant will become immediately exercisable with respect to all shares of underlying Common Stock if the Management Agreement, dated as of February 3, 1994, between Infinity Broadcasting Corporation and the Issuer is terminated for any reason other than for cause as described therein.

On February 3, 1995, 1,000,000 shares of the Common Stock under the Purchase Warrant vested. The vesting of such shares was reported in Amendment No. 1 to the Schedule 13D.

On February 3, 1996, an additional 1,000,000 shares of the Common Stock under the Purchase Warrant vested. This Amendment No. 3 is filed to report the vesting of these shares.

On February 3, 1997, the final 1,000,000 shares of Common Stock under the Purchase Warrant will vest and be immediately exercisable.

Item 5 is amended to report that effective December 31, 1996, INI beneficially owned an aggregate of 9,145,730 shares of Common Stock and Westinghouse and Infinity indirectly beneficially owned an aggregate of 9,145,730 shares of Common Stock.

Included in the shares beneficially owned by INI are 794,000 shares beneficially owned as a result of a Voting Agreement, dated as of February 3, 1994 (the "Voting Agreement"), among the Issuer, Norman J. Pattiz and INI. Under the terms of the voting agreement, INI and Mr. Pattiz agreed to vote all shares of capital stock of the Issuer held by them to elect their respective designees to the Board of Directors of the Issuer. According to the Issuer's Proxy Statement, dated April 29, 1996, Mr. Pattiz is the beneficial owner of 794,040 shares of Common Stock, which includes stock options to purchase 75,000 shares of the Common Stock granted pursuant to Mr. Pattiz' previous written employment agreement. In addition, Mr. Pattiz is also the beneficial owner of 351,690 shares of the Issuer's Class B Stock, par value $.01 per share ("Class B Stock"). Each share of Class B Stock is convertible into one share of the Common Stock. For purposes of calculating the percentage of Common Stock owned by INI, the 75,000 shares underlying Mr. Pattiz' options and the 351,690 shares of Mr. Pattiz' Class B Stock were included as Common Stock beneficially owned by INI and outstanding Common Stock.

Based on the 30,323,990 shares of Common Stock outstanding as of November 1, 1996, as reported by Westwood in its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1996, INI, Infinity and Westinghouse were the beneficial owners of approximately 28.8% of the outstanding shares of Common Stock. For purposes of calculating the percentage owned, the final 1,000,000 shares of Common Stock under the Purchase Warrant which will vest on February 3, 1997, were included as outstanding Common Stock. INI has sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,000,000 shares of Common Stock.

Item 5 is also amended to report that INI is aware that certain executive officers and directors of Westinghouse and Infinity own Common Stock of Westwood and/or hold options to acquire Common Stock of Westwood. There are no arrangements with respect to voting or the disposition of these shares.

Item 5 is further amended to report that except as described in Item 2 and the purchase by Westwood from INI on December 19, 1996 of the Purchase Warrants which vested on February 3, 1996 for $5,750,000, no transactions in shares of Common Stock have been effected during the past sixty days by INI, Infinity, Westinghouse or, to the best of Westinghouse's knowledge, any person identified in Schedule I hereto.

Item 6 is amended to report that INI is a wholly-owned subsidiary of Infinity and an indirect wholly-owned subsidiary of Westinghouse.

Any information previously included in the Schedule 13D, as amended, and not revised or modified as described in this Amendment No. 5 remains unchanged.

                                  (Signature)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.

Date:    January 10, 1997

                                INFINITY NETWORK INC.

                                By: /s/ FARID SULEMAN
                                    --------------------------
                                    Farid Suleman
                                    Vice President-Finance/
                                    Chief Financial Officer

                                   SCHEDULE I

                      Name, business address, and present
                     principal occupation or employment of
                    the directors and executive officers of
                       Westinghouse Electric Corporation:
                       ----------------------------------

                                   Directors
                                   ---------

                                            Present Principal Occupation and
Name, Business Address                      Address of Employment
----------------------                      --------------------------------
Frank C. Carlucci                           Chairman
The Carlyle Group                           The Carlyle Group
1001 Pennsylvania Avenue, N.W.              1001 Pennsylvania Avenue, N.W.
Washington, DC  20004-2505                  Washington, DC  20004-2505

Robert E. Cawthorn                          Chairman
Rhone-Poulenc Rorer, Inc.                   Rhone-Poulenc Rorer, Inc.
500 Arcola Road                             500 Arcola Road
Collegeville, PA  19426                     Collegeville, PA 19426

Gary M. Clark                               Vice Chairman & President
Westinghouse Electric  Corporation          Westinghouse Electric Corporation
Westinghouse Building                       Westinghouse Building
11 Stanwix Street                           11 Stanwix Street
Pittsburgh, PA  15222                       Pittsburgh, PA  15222

George H. Conrades                          President and Chief Executive Officer
BBN Corporation .                           BBN Corporation
150 Cambridge Park Drive                    150 Cambridge Park Drive
Cambridge, MA  02140                        Cambridge, MA  02140

William H. Gray III                         President and Chief Executive Officer
The College Fund/UNCF                       The College Fund/UNCF
8260 Willow Oaks Corporate Drive            8260 Willow Oaks Corporate Drive
P.O. Box 10444                              P. O. Box 10444
Fairfax, VA   22031                         Fairfax, VA  22031

Michael H. Jordan                           Chairman and Chief Executive Officer
Westinghouse Electric Corporation           Westinghouse Electric Corporation
Westinghouse Building                       Westinghouse Building
11 Stanwix Street                           11 Stanwix Street
Pittsburgh, PA  15222                       Pittsburgh, PA  15222


                               Directors (con't)
                               -----------------

                                            Present Principal Occupation and
Name, Business Address                      Address of Employment
----------------------                      --------------------------------
David K. P. Li                              Deputy Chairman and Chief Executive
Bank of East Asia, Limited                  Bank of East Asia, Limited
Bank of East Asia Building                  Bank of East Asia Building
22nd Floor                                  22nd Floor
10 Des Voeux Road Central                   10 Des Voeux Road Central
Hong Kong                                   Hong Kong

David T. McLaughlin                         Chairman and Chief Executive Officer
The Aspen Institute                         The Aspen Institute
Carmichael Road                             Carmichael Road
Queenstown, MD  21658                       Queenstown, MD 21658

Richard R. Pivirotto                        President
Richard R. Pivirotto Co., Inc.              Richard R. Pivirotto Co., Inc.
111 Clapboard Ridge Road                    111 Clapboard Ridge Road
Greenwich, CT  06830                        Greenwich, CT  06830

Paula Stern                                 President
The Stern Group, Inc.                       The Stern Group, Inc.
3314 Ross Place, N.W.                       3314 Ross Place, N.W.
Washington, DC  20008                       Washington, DC  20008

Robert D. Walter                            Chairman and Chief Executive Officer
Cardinal Health, Inc.                       Cardinal Health, Inc.
555 Glendon Court                           555 Glendon Court
Dublin, OH  43016                           Dublin, OH  43016




                               Executive Officers
                               ------------------

                                        Present Principal Occupation and
Name, Business Address                  Address of Employment
----------------------                  --------------------------------
Michael H. Jordan                       Chairman and Chief Executive Officer
Westinghouse Electric Corporation       Westinghouse Electric Corporation
Westinghouse Building                   Westinghouse Building
11 Stanwix Street                       11 Stanwix Street
Pittsburgh, PA  15222                   Pittsburgh, PA  15222

Gary M. Clark                           President
Westinghouse Electric Corporation       Westinghouse Electric Corporation
Westinghouse Building                   Westinghouse Building
11 Stanwix Street                       11 Stanwix Street
Pittsburgh, PA  15222                   Pittsburgh, PA  15222

Frank R. Bakos                          President - Power Generation
Westinghouse Electric Corporation       Westinghouse Electric Corporation
The Quadrangle                          The Quadrangle
4400 Alafaya Trail                      4400 Alafaya Trail
Orlando, FL  32826-2399                 Orlando, FL  32826-2399

Louis J. Briskman                       Senior Vice President and General Counsel
Westinghouse Electric Corporation       Westinghouse Electric Corporation
Westinghouse Building                   Westinghouse Building
11 Stanwix Street                       11 Stanwix Street
Pittsburgh, PA  15222                   Pittsburgh, PA  15222

Francis J. Harvey                       Executive Vice President and Chief Operating Officer
Westinghouse Electric Corporation       Industries & Technology Group
Westinghouse Building                   Westinghouse Building
11 Stanwix Street                       11 Stanwix Street
Pittsburgh, PA  15222                   Pittsburgh, PA   15222


                               Executive Officers
                               ------------------

                                        Present Principal Occupation and
Name, Business Address                  Address of Employment
----------------------                  --------------------------------
Peter A. Lund                           President & Chief Executive Officer
CBS Inc.                                CBS Inc.
President and Chief Executive Officer   51 W. 52nd Street
51 W. 52nd Street                       New York, NY 10019
New York, NY  10019

Fredric G. Reynolds                     Executive Vice President
Westinghouse Electric Corporation         and Chief Financial Officer
Westinghouse Building                   Westinghouse Electric Corporation
11 Stanwix Street                       Westinghouse Building
Pittsburgh, PA  15222                   11 Stanwix Street
                                        Pittsburgh, PA  15222

Carol V. Savage                         Vice President and Chief Accounting Officer
Westinghouse Electric Corporation       Westinghouse Electric Corporation
Westinghouse Building                   Westinghouse Building
11 Stanwix Street                       11 Stanwix Street
Pittsburgh, PA  15222                   Pittsburgh, PA  15222

James F. Watson, Jr.                    President - Thermo King
Thermo King Corporation                 Thermo King Corporation
314 W. 90th Street                      314 W. 90th Street
Minneapolis, MN  55420                  Minneapolis, MN  55420

Randy H. Zwirn                          President - Power Generation
Westinghouse Electric Corporation       Westinghouse Electric Corporation
The Quadrangle                          The Quadrangle
4400 Alafaya Trail                      4400 Alafaya Trail
Orlando, FL  32826-2399                 Orlando, FL  32826-2399
